Exhibit 99.2

NEWS RELEASE

Trading Symbol:	TSX/NYSE AMERCIAN: SVM

SILVERCORP DECLARES US$0.01 SEMI-ANNUAL DIVIDEND

VANCOUVER, British Columbia – November 9, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors declared a dividend of US$0.01 to be paid on or before December 19th, 2017 to shareholders of record at the close of business November 28th, 2017.

The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to pay dividends will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.